Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS

FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2016

The Company Raises its Gold Processed Guidance to Between 60 Tons and 65 Tons from Between 50 Tons to 60 Tons

WUHAN CITY, China, November 14, 2016 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2016.

2016 THIRD QUARTER FINANCIAL HIGHLIGHTS (ALL RESULTS ARE COMPARED TO PRIOR YEAR PERIOD)

•	Net sales were $390.5 million, an increase of $126.8 million, or 48.1%, compared to $263.8 million. The increase in net sales was primarily due to increased sales volume in the Company’s branded gold product production.
•	Processed a total of 20.6 metric tons of 24-karat gold products, an increase of 53.0%, compared to 13.5 metric tons.
•	Gross profit increased to $50.4 million, an increase of $34.9 million, or 223.9%, compared to $15.6 million, and gross margin was 12.9% compared to 5.9% for the same period in 2015.
•	Net income increased 79.3% to $15.7 million, or $0.24 per diluted share, compared to $8.8 million, or $0.13 per diluted share.

OUTLOOK FOR 2016

•	Company raises its guidance of 24-karat gold processed in 2016 to between 60 and 65 metric tons.

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver strong operating results in the first nine months of 2016, as we took full advantage of the increase in the gold price and growing gold demand in China. In the third quarter, we were more focused on corporate developments to further increase our production capacity, design capability and sales marketing initiatives. We understand Kingold operates in a capital-intensive industry, and sufficient free cash flow is a prerequisite for gold production Company to ensuring quality and timely customer delivery to stay competitive. We feel this is a benefit of having the access to capital to leverage our production and to remain our market leading position.”

2016 THIRD QUARTER OPERATIONAL REVIEW

In the third quarter of 2016, the Company processed a total of 20.6 metric tons of gold, of which branded production was 10 metric tons, representing 48.3% of total gold processed, and customized production was 10.6 metric tons, representing 51.7% of total gold processed. In the third quarter of 2015, the Company processed a total of 13.5 metric tons, of which branded production was 7.8 metric tons, or 58.0% of the total gold processed, and customized production was 5.7 metric tons, or 42.0% of total gold processed.

Metric Tons of Gold Processed
	Three Months Ended:
	September 30, 2016		September 30, 2015
	Volume	% of Total	Volume	% of Total
Branded*	10	48.3%	7.8	58.0%
Customized**	10.6	51.7%	5.7	42.0%
Total	20.6	100%	13.5	100.0%
	Nine Months Ended:
	September 30, 2016		September 30, 2015
	Volume	% of Total	Volume	% of Total
Branded*	28.6	51.4%	20.3	50.4%
Customized**	27.1	48.6%	20.0	49.6%
Total	55.7	100.0%	40.3	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

2016 THIRD QUARTER FINANCIAL REVIEW

Net Sales

Net sales for the three months ended September 30, 2016 were $390.5 million, an increase of $126.7 million, or 48.1%, from net sales of $263.8 million for the three months ended September 30, 2015. Net sales increased primarily as a result of increase in total sales volume in amount of $84.7 million, the increase in the average unit selling price for branded production in amount of $63.2 million, offset by approximately $17.1 million of foreign currency translation loss.

Net sales for the nine months ended September 30, 2016 were $1,063 million, an increase of $343.6 million, or 47.8%, from net sales of $719.4 million for the nine months ended September 30, 2015. The increase in net sales was primarily driven by increase in total sales volume in amount of $308.9 million, the increase in the average unit selling price for branded production in amount of $91.5 million, partially offset the decreased sales in customized production, and offset by approximately a $45.9 million foreign currency translation loss.

Gross Profit

Gross profit for the three months ended September 30, 2016 was $50.4 million, an increase of $34.9 million from $15.6 million for the same period in 2015.

Gross profit for the nine months ended September 30, 2016 was $125.0 million, an increase of $96.2 million from $28.8 million for the same period in 2015.

Gross Margin

Gross margin for the three months ended September 30, 2016 was 12.9%, compared to 5.9% for the same period in 2015. The substantial increase in gross margin was because: 1) the unit price of branded production sales increased from RMB 206.7 per gram for the three months ended September 30, 2015 to RMB 257.1 per gram in the same period of 2016; 2) the percentage increase of the unit price is smaller than the increase in the sales as the unit cost of branded production increased from RMB 197.2 per gram for the three months ended September 30, 2015 to RMB 227.6 per gram in the same period in 2016; 3) the Company purchased a significant quantity of gold in prior periods at relatively low prices, making the production costs for three months ended September 30, 2016 much lower than normal.

Gross margin for the nine months ended September 30, 2016 was 11.8%, compared to 4.0% for the same period in 2015. The substantial increase in gross margin was because: 1) the unit price of branded production sales increased from RMB 212.5 per gram for the nine months ended September 30, 2015 to RMB 240.3 per gram in the same period of 2016; 2) the percentage increase of the unit price is smaller than the increase in the sales as the unit cost of branded production increased from RMB 209.2 per gram for the nine months ended September 30, 2015 to RMB 215.3 per gram in the same period in 2016; 3) the Company purchased a significant quantity of gold in prior periods at relatively low prices, making the production costs for nine months ended September 30, 2016 much lower than normal.

Net Income

For the three months ended September 30, 2016, net income increased 79.3% to $15.7 million, or $0.24 per diluted share, based on 66.7 million weighted average diluted shares outstanding, compared to $8.8 million for the same period in 2015, or $0.13 per diluted share, based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

Net income for the nine months ended September 30, 2016 increased 218.9% to $50.7 million, or $0.76 per diluted share based on 66.3 million weighted average diluted shares outstanding, compared to $15.9 million, or $0.24 per diluted share, based on 66.0 million weighted average diluted shares outstanding in the same period of 2015.

Balance Sheet Highlights

(in millions except for percentages)	9/30/2016	12/31/2015
	(Unaudited)
Cash	$129.6	$3.1
Inventories (gold)	1,097.1	298.3
Working Capital (Current Assets – Current Liabilities)	1,017.7	174.9
Stockholders’ Equity	308.6	265.7

Net cash used in operating activities was $726.3 million for the nine months ended September 30, 2016, compared with net cash used in operating activities of $34.0 million for the same period in 2015. The significant increase in net cash used in operating was mainly due to purchase of inventory of $817.8 million in anticipation of the increased production and sales demand when the Jewelry Park is completed which may stimulate Kingold’s sales starting from the second half 2016. In addition, in connection with the Company’s significant bank borrowings during the nine months ended September 30, 2016, the Company was required to pledge significant of gold with the banks as collateral, which also led the Company to increase the inventory purchases and stockpile. On the other hand, in connection with the Jewelry Park Transfer Contract, the Company received net proceeds of $151.4 million cash payment from Wuhan Lianfuda for the Jewelry Park transfer, such amount will be adjusted when the Company delivers the Jewelry Park to Wuhan Lianfuda in the near future. The overall increase in cash used in operating activities for the nine months ended September 30, 2016 is reflected in the above mentioned factors.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and other factors described above change with increased production and purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2016

Based on 2016 first nine months results, its existing resources and capacity (which includes the Company's recent proceeds from its previously announced financing and gold lease agreements) along with strong demand for 24-karat gold products in China, the Company raised its guidance for gold processed during 2016 from between 50 metric tons and 60 metric tons to between 60 metric tons and 65 metric tons.

Investor Conference Calls

The Company has elected to discontinue hosting live quarterly conference calls at this time. An open line of communication with investors and analysts remains a top priority of the Company and management is readily available for discussions with investors on a one on one basis. Investors and analysts wishing to speak with management are urged to contact the Company’s investor relations representatives at The Equity Group at +86 10-6587-6435 or kyao@equityny.com.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com .

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include, but are not limited to, statements regarding Kingold’s outlook with respect to its 2015 gold processing, expectations with respect to expansion into a higher margin, direct retail business through the online retail store, expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction, and its expectations with respect to a long-term partnership with Fosun. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS
The Equity Group Inc.
Katherine Yao, Senior Associate
Phone: +86 10-6587-6435
kyao@equityny.com

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2015	2016	2015

NET SALES	$390,547,042	$263,762,713	$1,062,995,744	$719,378,985

COST OF SALES
Cost of sales	(339,845,689)	(247,894,654)	(937,138,523)	(689,700,092)
Depreciation	(286,710)	(304,849)	(869,075)	(924,958)
Total cost of sales	(340,132,399)	(248,199,503)	(938,007,598)	(690,625,050)

GROSS PROFIT	50,414,643	15,563,210	124,988,146	28,753,935

OPERATING EXPENSES
Selling, general and administrative expenses	3,931,214	3,247,362	13,643,705	7,130,925
Stock compensation expenses	11,143	102,344	33,428	417,471
Depreciation	25,102	24,776	72,089	75,204
Amortization	2,836	3,034	8,617	9,203
Total operating expenses	3,970,295	3,377,516	13,757,839	7,632,803

INCOME FROM OPERATIONS	46,444,348	12,815,694	111,230,307	21,121,132

OTHER INCOME (EXPENSES)
Other Income (expenses)	(75,748)	3,209	(75,618)	9,740
Interest Income	1,216,697	(575)	1,900,120	150,497
Interest expense	(26,551,667)	(273,953)	(45,146,833)	(656,106)
Total other expenses, net	(25,410,718)	(271,319)	(43,322,331)	(495,869)

INCOME FROM OPERATIONS BEFORE TAXES	21,033,630	11,914,375	67,907,976	20,625,263

INCOME TAX PROVISION (BENEFIT)
Current	25,230,923	71,176	36,891,707	3,357,451
Deferred	(19,909,244)	3,078,209	(19,653,506)	1,348,181
Total income tax provision	5,321,679	3,149,385	17,238,201	4,705,632

NET INCOME	15,711,951	8,764,990	50,669,775	15,919,631
Add: net loss attributable to non-controlling interest	445	448	1,910	636

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$15,712,396	$8,765,438	$50,671,685	$15,920,267

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gains (loss)	$(1,330,413)	$(10,487,596)	$(7,990,100)	$(8,899,780)
Less: foreign currency translation gain attributable to non-controlling interest	271	2,821	1,847	2,739
Foreign currency translation gains (loss) attributable to common stockholders	$(1,330,684)	$(10,484,775)	$(7,991,947)	$(8,897,041)

COMPREHENSIVE INCOME ATTRIBITABLE TO:
Common stockholders	$14,381,712	$(1,719,37)	$42,679,738	$7,023,226
Non-controlling interest	(174)	-	(63)	-
	$14,381,538	$(1,719,337)	$42,679,675	$7,023,226

Earnings per share
Basic	$0.24	$0.13	$0.77	$0.24
Diluted	$0.24	$0.13	$0.76	$0.24
Weighted average number of shares
Basic	66,018,867	65,963,502	65,982,294	65,963,502
Diluted	66,740,085	65,963,502	66,291,236	65,963,502

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	September 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS
Cash	$129,649,710	$3,100,569
Restricted cash	111,471,928	26,649,687
Accounts receivable	803,371	1,624,323
Inventories	1,097,089,498	298,303,185
Other current assets and prepaid expenses	4,766,011	1,046,032
Value added tax recoverable	130,914,603	15,526,002
Total current assets	1,474,695,121	346,249,798

PROPERTY AND EQUIPMENT, NET	7,684,808	7,622,509
OTHER ASSETS

Deposit on land use right - Jewelry Park	9,047,947	9,296,763
Construction in progress- Jewelry Park	152,867,231	105,844,259
Other assets	144,733	148,713
Land use right	433,524	454,180
Deferred income tax assets	17,660,837	-
Total long-term assets	187,839,080	123,366,424
TOTAL ASSETS	1,662,534,201	469,616,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term loans	$195,195,961	$55,455,428
Debts payable, net	-	61,471,962
Construction payables-Jewelry Park	53,971,233	23,876,642
Deposit payable-Jewelry Park	170,908,906	22,182,171
Other payables and accrued expenses	9,935,272	6,355,979
Due to related party	1,041,634	200,059
Income tax payable	24,962,897	1,119,918
Other taxes payable	977,152	710,104
Total current liabilities	456,993,055	171,372,263
Deferred income tax liability	-	1,774,993
Long term loans	896,971,914	30,808,571
TOTAL LIABILITIES	1,353,964,969	203,955,827
COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of September 30, 2016 and December 31, 2015 - - Common stock $0.001 par value, 100,000,000 shares authorized, 66,018,867 and 65,963,502 shares issued and outstanding as of September 30, 2016 and December 31, 2015	66,018	65,963
Additional paid-in capital	80,219,824	79,990,717
Retained earnings
Unappropriated	235,235,832	184,564,147
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	-7,993,196	-1,249
Total stockholders' equity	308,496,021	265,587,121
Non-controlling interest	73,211	73,274
Total Equity	308,569,232	265,660,395

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,662,534,201	$469,616,222

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the nine months ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$50,669,775	$15,919,631
Adjustments to reconcile net income to cash used in operating activities:
Depreciation	941,164	1,000,162
Amortization of intangible assets	8,617	9,203
Amortization of deferred financing costs	143,227	162,322
Share based compensation	229,162	417,471
Deferred tax provision (benefit)	(19,653,506)	1,348,181
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	788,112	307,315
Inventories	(817,804,500)	(69,261,230)
Other current assets and prepaid expenses	(3,799,223)	(134,535)
Value added tax recoverable	(117,388,028)	(9,744,403)
Increase (decrease) in:
Other payables and accrued expenses	3,673,428	2,438,517
Deposit payable ,Jewelry Park, net	151,362,720	23,374,347
Income tax payable	23,499,156	(886,440)
Other taxes payable	990,281	1,052,294
Net cash used in operating activities	(726,339,615)	(33,997,165)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(306,652)	(59,406)
Cash payment in construction in progress-Jewelry Park	(20,440,112)	(26,111,485)
Net cash used in investing activities	(20,746,764)	(26,170,891)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from minority interest for the new subsidiary	-	73,045
Proceeds from bank loans	1,076,863,691	55,189,430
Repayments of bank loans	(54,861,388)	(16,232,185)
Restricted cash	(86,705,385)	(14,250,445)
Proceeds from related party loan	842,226	-
Proceeds from exercise of warrants	66,439	-
(Repayment) proceeds from debt financing instruments under private placement	(60,788,241)	64,928,741
Deferred financing costs	-	(649,287)

Net cash provided by financing activities	875,417,342	89,059,299

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(1,781,822)	(608,719)

NET INCREASE IN CASH AND CASH EQUIVALENTS	126,549,141	28,282,524

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,100,569	1,331,658

CASH AND CASH EQUIVALENTS, END OF PERIOD	$129,649,710	$29,614,182
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$45,155,522	$3,751,584
Cash paid for income tax	$12,692,294	$4,243,891